SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

78636X204
(CUSIP Number)

January 29, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon the mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) (See Item 4)*

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon the mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon the mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported warrants are subject to the 9.99% Blocker (as defined in Item 4(b)) and the percentage set forth in row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 78636X204	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon the mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) (See Item 4)*

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon the mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon the mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the reported warrants are subject to the 9.99% Blocker and the percentage set forth in row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 78636X204	13G	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is SAExploration Holdings, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	1992 MSF International Ltd. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

78636X204

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

CUSIP No. 78636X204	13G	Page 5 of 9 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

(a)       Amount beneficially owned:

As of the date hereof, subject to the 9.99% Blocker (as defined in Item 4(b)) (i) 1992 MSF International Ltd. may be deemed to beneficially own 6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd., may be deemed to be the beneficial owner of the 6,711,574 shares of Common Stock (including 1,820,619 shares of Common Stock issuable upon exercise of warrants and 4,577,806 shares of Common Stock issuable upon mandatory conversion of Series B Preferred Stock and/or upon exercise of warrants issuable upon the mandatory conversion of Series B Preferred Stock) held by 1992 MSF International Ltd.

(b)       Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 10,236,655 shares of Common Stock issued and outstanding, which is the sum of (i) 9,424,334 shares of Common Stock issued and outstanding as of January 26, 2018, as disclosed in the Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 30, 2018 and (ii) the issuance by the Company on January 29, 2018 of 812,321 shares of Common Stock, as described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2018, and assumes the conversion of the reported Series B Preferred Stock and the exercise of the reported warrants

CUSIP No. 78636X204	13G	Page 6 of 9 Pages

subject to the 9.99% Blocker. Therefore, as of the date hereof, (i) 1992 MSF International Ltd. may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

Pursuant to the terms of the reported warrants, the Reporting Persons cannot exercise any of the reported warrants if the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such reported warrants due to the 9.99% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the warrants issued and issuable upon conversion of the Series B Preferred Stock) held by 1992 MSF International Ltd.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

0

(ii)       Shared power to vote or to direct the vote

See Item 4(a)

(iii)       Sole power to dispose or to direct the disposition of

0

(iv)       Shared power to dispose or to direct

the disposition of

See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. 78636X204	13G	Page 7 of 9 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78636X204	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 8, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

CUSIP No. 78636X204	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 8, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director